

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

Stanley Soper
Senior Vice President and Chief Legal Officer
Nutraceutical International Corporation
1400 Kearns Boulevard, 2nd Floor
Park City, UT 84060

> **Re: Nutraceutical International Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 20, 2017**
> **File No. 000-23731**

Dear Mr. Soper:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David S. Huntington